Mail Stop 6010

May 30, 2008

Via U.S. Mail and Fax (509)783-5475

Jon Correio
Vice President, Finance and Administration
Electronic Systems Technology, Inc.
415N. Quay St. Bldg B1
Kennewick, Washington 99336

> **Re: Electronic Systems Technology, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed March 26, 2008**
> **File No. 000-27793**

Dear Mr. Correio:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2007

Jon Correio
Electronic Systems Technology, Inc.
May 30, 2008
Page 2

Item 7. Financial Statements, page 14

1.   Please revise the audit report in future filings to identify the city and state where issued. Refer to Item 310 of Regulation S-B and Rule 2-02(a) of Regulation S-X.

Note 7, Share-Based Compensation, page 30

2.   We see that you adopted SFAS 123(R) as of January 1, 2006 using the modified prospective method. Accordingly, please tell us (1) why you have presented pro forma data for 2006 and 2007 assuming that the fair value method had been adopted and (2) why actual and pro forma net income are not the same for those two years. It is not clear why there would continue to be a pro forma impact after adoption of SFAS 123(R).

3.   It appears that pro forma stock compensation expense assuming adoption of SFAS 123(R) was about $136,000 in 2005. However, after adoption of SFAS 123(R) there appears to have been a significant decrease in actual stock based compensation expense based on the amounts included in income for 2006 and 2007. Please tell why the amount of stock based compensation in 2006 and 2007 decrease so significantly from the pro forma charges reported in the annual periods prior to the adoption of SFAS 123(R).

Note 13, Segment Reporting, page 33

4.   In future filings please expand Note 13 to provide reconciliation between total segment revenues and total revenues presented on the face of the income statement for each year.

Exhibits 31.1 and 31.2

5.   The certifications pursuant to section 302 of the Sarbanes-Oxley act of 2002 are representations made by the CEO and CFO of the registrant in an individual capacity and not as members of management or officers of the Company. In future filings please revise the certifications to remove the title from the first sentence of the certifications. Refer to Item 601 of Regulation S-B.

Form 10-Q for the quarterly period ended March 31, 2008

Consolidated Statement of Cash Flows, page 4

6.   Tell us why you present changes in certificates of deposit as investing activities in your Form 10-KSB for 2007 and as operating activities in the Form 10-QSB for the first quarter of 2008. That is, please tell us why there was a change in presentation in the first quarter of 2008.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Gary Todd
Reviewing Accountant